SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/12/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

72,200

8. SHARED VOTING POWER
6,000

9. SOLE DISPOSITIVE POWER

247,600_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

247,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.8%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

65,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

65,000__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
65,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.79%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.3 to the Schedule 13D filed on October 29, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. The reporting persons have sent the attached letter
(Exhibit 1) to the Board Members.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 13, 2004 there were 3,639,068 shares outstanding as of July 31, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 247,600 shares of HCT or 6.8% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 65,000 shares of HCT or 1.79% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 274,600 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 72,200 shares and jointly for 6,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 65,000 shares.

c. During the last sixty days the following shares of common stock were purchased (unless already disclosed)(there were no sales):

Andrew Dakos
3/23/05            2,000 @ 21.5
3/23/05             1,000 @ 22
3/29/05        200 @ 21.9


Phillip Goldstein
2/23/05        800 @ 20.94
2/24/05        600 @ 20.99
2/25/05        6000 @ 21
3/14/05        300 @ 21
3/16/05        100 @ 21
4/5/05         3000 @ 20.99
4/6/05         1000 @ 21


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/13/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.
Letter to Board Members
 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   April 12, 2005

Curtis A. Sampson
Ronald J. Bach
James O. Ericson
Luella Gross Goldberg
Paul N. Hanson
Paul A. Hoff
Gerald D. Pint
Wayne E. Sampson
Steven H. Sjogren
Hector Communications Corporation
211 South Main St
Hector, MN 55342

Dear Board Members:

As you know, at last year's annual meeting, shareholders approved a proposal requesting the board to either redeem Hector's poison pill or put it to a shareholder vote. Since we have not seen an announcement since the meeting, we must assume that the board has determined not to implement the proposal.

We believe the market price of Hector's shares is significantly less than their intrinsic value and that a merger or a sale of Hector's operating business could yield a package of cash and securities worth more than $35 per share. We request that the board consider whether it is time to pursue a transaction designed to maximize shareholder value.

We respectfully ask you to give serious consideration to this matter at your next board meeting and, if necessary, to postpone the annual meeting to allow shareholders adequate time to reflect on the board's determination. While we sincerely hope it will not be necessary, we are prepared to conduct a proxy solicitation in opposition to the board rather than allow the 2005 annual meeting to go forward without resolving this matter.

We look forward to a prompt response.  Thank you.


                                   Very truly yours,


                                   Phillip Goldstein
                                   President
          Kimball & Winthrop, Inc.
                         General Partner